SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 5

EXCEL TECHNOLOGY, INC.

(Name of Subject Company (Issuer))

Eagle Acquisition Corporation

and

GSI Group Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30067T103

(CUSIP Number of Class of Securities)

Daniel J. Lyne, Esq.

GSI Group Inc.

125 Middlesex Turnpike

Bedford, Massachusetts 01730

(781) 266-5700

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Kent A. Coit, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, MA 02108

(617) 573-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$385,496,768	$15,151

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 12,046,774 shares of common stock, par value $0.001 per share, of Excel Technology, Inc. outstanding on a fully diluted basis, consisting of: (a) 10,866,561 shares of common stock issued and outstanding, (b) 1,132,809 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options, and (c) 47,404 shares of restricted common stock, and (ii) the tender offer price of $32.00 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00003930.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,151	Filing Party: Eagle Acquisition Corporation and GSI Group Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 23, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. 30067T103	13D	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GSI Group Incorporated
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Brunswick, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power 8,571,831 (1)
9. Sole Dispositive Power None
10. Shared Dispositive Power 8,571,831 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,571,831 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 78.62% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes Shares (as defined below) tendered in the Offer (as defined below) by 12:00 midnight, New York City time, on Tuesday August 19, 2008 (not including Shares delivered through notices of guaranteed delivery)

(2)	Calculated based on 10,902,615 Shares issued and outstanding as of August 19, 2008, as reported by American Stock Trust & Transfer Company, Excel Technology, Inc.’s transfer agent.

CUSIP No. 30067T103	13D	Page 3 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eagle Acquisition Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power 8,571,831 (1)
9. Sole Dispositive Power None
10. Shared Dispositive Power 8,571,831 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,571,831 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 78.62% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes Shares tendered in the Offer by 12:00 midnight, New York City time, on Tuesday August 19, 2008 (not including Shares delivered through notices of guaranteed delivery)

(2)	Calculated based on 10,902,615 Shares issued and outstanding as of August 19, 2008, as reported by American Stock Trust & Transfer Company, Excel Technology, Inc.’s transfer agent.

CUSIP Number:

30067T103

This Amendment No. 5 (“Amendment No. 5”) further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2008, as amended on July 29, 2008, July 31, 2008, August 7, 2008 and August 8, 2008 (the “Schedule TO”), by Eagle Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of GSI Group Inc., a New Brunswick corporation (“GSI”), and GSI. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, of Excel Technology, Inc., a Delaware corporation (the “Company”), at a price of $32.00 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 23, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal, which were annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule TO. The information set forth in the Offer to Purchase is incorporated by reference to all the items of this Amendment No. 5. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Amendment No. 5 also supplements and amends information in the Schedule 13D originally filed by GSI and Purchaser with the Securities and Exchange Commission on July 16, 2008.

Items 1, 4, 8 and 11.

Items 1, 4, 8 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 12:00 midnight, New York City time, on Tuesday, August 19, 2008. Upon expiration of the Offer, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to expiration of the Offer, and payment for such Shares will be made promptly, in accordance with the terms of the Offer. The Depositary for the Offer has advised GSI and Purchaser that, as of the expiration of the Offer, a total of approximately 8,571,831 Shares were validly tendered to Purchaser and not withdrawn (not including Shares delivered through notices of guaranteed delivery), representing approximately 78.6% of the Shares outstanding.

“On Wednesday, August 20, 2008, GSI issued a press release announcing that Purchaser had commenced a subsequent offering period for all remaining untendered Shares. The subsequent offering period will expire at 5:00 p.m., New York City time, on Tuesday, August 26, 2008, unless extended. Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire.

“The same $32.00 per Share price offered in the initial offering period of the Offer will be paid during the subsequent offering period. Purchaser will immediately accept for payment all Shares validly tendered during this subsequent offering period, and payment will be made promptly after acceptance, in accordance with the terms of the Offer. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) Shares cannot be delivered by the guaranteed delivery procedure, and (2) pursuant to Rule 14d-7(a)(2) promulgated under the Securities Exchange Act of 1934, as amended, Shares tendered during the subsequent offering period may not be withdrawn. The full text of the press release issued by GSI is set forth as Exhibit (a)(1)(L) hereto and is incorporated by reference herein.”

Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby further amended and supplemented by adding the following text thereto:

“On August 14, 2008, the Company and the individual defendants in the Choquette Action filed a motion to dismiss the lawsuit. On August 18, 2008, the plaintiff in the Choquette Action filed a motion seeking a preliminary injunction to enjoin consummation of the Offer and to require Excel to issue additional and supplementary disclosures in the Schedule 14D-9. The Company has advised GSI that on August 19, 2008, the court denied the plaintiff’s motion for a preliminary injunction. The Company has also advised GSI that the defendants’ motion to dismiss remains pending and under consideration by the court.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

“(a)(1)(L) Press release issued by GSI on August 20, 2008”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GSI Group Inc.

By:	/s/Robert L. Bowen
Name: Title:	Robert L. Bowen Vice President and Chief Financial Officer

Eagle Acquisition Corporation

By:	/s/Robert L. Bowen
Name: Title:	Robert L. Bowen Treasurer

Dated: August 20, 2008

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated July 23, 2008*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Transcript of Conference Call on July 10, 2008 (incorporated by reference to Schedule TO filed by GSI Group Inc. and Eagle Acquisition Corporation with the Securities and Exchange Commission on July 10, 2008)*

(a)(1)(G)	GSI Group Inc. Investor Presentation (incorporated by reference to the Current Report on Form 8-K filed by GSI Group Inc. with the Securities and Exchange Commission on July 18, 2008)*

(a)(1)(H)	Form of summary advertisement, published July 23, 2008*

(a)(1)(I)	Form of Customer Letter (incorporated by reference to Schedule TO filed by GSI Group Inc. and Eagle Acquisition Corporation with the Securities and Exchange Commission on July 10, 2008)*

(a)(1)(J)	Joint press release issued by GSI Group Inc. and Excel Technology, Inc., dated July 10, 2008 (incorporated by reference to Schedule TO filed by GSI Group Inc. and Eagle Acquisition Corporation with the Securities and Exchange Commission on July 10, 2008)*

(a)(1)(K)	Joint press release issued by GSI Group Inc. and Excel Technology, Inc. on July 29, 2008**

(a)(1)(L)	Press release issued by GSI Group Inc. on August 20, 2008

(a)(5)(A)	Complaint filed by Joseph Choquette in the Supreme Court of the State of New York on August 6, 2008***

(b)(1)	Form of Indenture (including the Forms of Notes), by and among GSI Group Corporation, as Issuer, GSI Group Inc., as a Guarantor, Eagle Acquisition Corporation, as a Guarantor, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to the Current Report on Form 8-K filed by GSI Group Inc. with the Securities and Exchange Commission on July 11, 2008)*

(b)(2)	Securities Purchase Agreement, dated as of July 9, 2008, by and among GSI Group Inc., GSI Group Corporation, Tempo Master Fund LP, Hale Capital Partners, LP, Interlachen Convertible Investments Limited, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC, Special Value Continuation Partners, LP, Tennenbaum Opportunities Partners V, LP, Silver Oak Capital, L.L.C., Highbridge International LLC, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited and Liberty Harbor Master Fund I, L.P. (incorporated by reference to the Current Report on Form 8-K filed by GSI Group Inc. with the Securities and Exchange Commission on July 11, 2008)*

(b)(3)	Form of Warrant Agreement (including the Form of Warrant), by and among GSI Group Inc., Tempo Master Fund LP, Hale Capital Partners, LP, Interlachen Convertible Investments Limited, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC, Special Value Continuation Partners, LP, Tennenbaum Opportunities Partners V, LP, Silver Oak Capital, L.L.C., Highbridge International LLC, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited and Liberty Harbor Master Fund I, L.P. (incorporated by reference to the Current Report on Form 8-K filed by GSI Group Inc. with the Securities and Exchange Commission on July 11, 2008)*

(b)(4)	Form of Registration Rights Agreement, by and among GSI Group Inc., Tempo Master Fund LP, Hale Capital Partners, LP, Interlachen Convertible Investments Limited, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC, Special Value Continuation Partners, LP, Tennenbaum Opportunities Partners V, LP, Silver Oak Capital, L.L.C., Highbridge International LLC, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited and Liberty Harbor Master Fund I, L.P. (incorporated by reference to the Current Report on Form 8-K filed by GSI Group Inc. with the Securities and Exchange Commission on July 11, 2008)*

(d)(1)	Agreement and Plan of Merger dated as of July 9, 2008, by and among GSI Group Inc., Eagle Acquisition Corporation and Excel Technology, Inc. (incorporated by reference to the Current Report on Form 8-K filed by GSI Group Inc. with the Securities and Exchange Commission on July 11, 2008)*

(d)(2)	Tender and Support Agreement, dated as of July 9, 2008, by and among GSI Group Inc., Eagle Acquisition Corporation, Antoine Dominic, Alice Varisano, Steven Georgiev, James Donald Hill, Ira Lamel and Donald Weeden (incorporated by reference to the Current Report on Form 8-K filed by GSI Group Inc. with the Securities and Exchange Commission on July 11, 2008)*

(d)(3)	Confidentiality Agreement, dated May 16, 2008, by and between GSI Group Inc. and Excel Technology, Inc.*

(g)	Not applicable

(h)	Not applicable

*	Previously filed on July 23, 2008 as an exhibit to the Schedule TO.
**	Previously filed on July 29, 2008 as an exhibit to Amendment No. 1 to the Schedule TO.
***	Previously filed on August 7, 2008 as an exhibit to Amendment No. 3 to the Schedule TO.